UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1/A-2
Amendment Number 2 to Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AAA PUBLIC ADJUSTING GROUP, INC.
(Exact name of registrant as specified in its charter)

Florida
(State or other jurisdiction of incorporation or organization)

6411
(Primary Standard Industrial Classification Code Number)

26-0325410
(I.R.S. Employer Identification No.)

6365 Taft Street, Suite 1003, Hollywood, FL 33024 954-894-0043
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

6365 Taft Street, Suite 1003, Hollywood, FL 33024 954-894-0043
(Name, address, including zip code, and telephone number, including area code, of agent of service)

From time to time after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, a non accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the exchange Act (Check One):

Large accelerated filer [ ]

Non-accelerated filer [ ]
(Do not check if a smaller reporting company)

Accelerated filer [ ]

Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE (1)

Title of class of securities to be registered	Number of shares being registered	Price of each share	Aggregate Offering Price	Amount of Registration Fee
Common Stock	16,032	$5.53	$88,656.96	$3.48

(1) Estimated solely for the purpose of calculating the registration fee, as relied upon in Rule 457, and using the current fee rate table provided at a rate of $.0000393 per US dollar.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The stockholders may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

Subject to completion, ___, 2009

AAA PUBLIC ADJUSTING GROUP, INC.

16,032 shares of Common Stock

The registration statement of which this prospectus is a part relates to the offer and sale of 16,032 shares of our common stock by the holders of these securities, referred to as selling security holders throughout this document. The Company is not offering any securities for sale and is not receiving any proceeds from this offering. The stockholders will sell at a price of $5.53 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Our common stock is not listed on any national securities exchange or the NASDAQ stock market.

We intend to have our stock quoted on the OTCBB. If and when such time our stock is quoted on the OTCBB, the securities will be priced at prevailing market prices or at privately negotiated prices. The selling security holders may offer their shares at those prevailing market prices or privately negotiated prices. The Company will pay all expenses of registering the securities. Our fiscal year end date is December 31.

These securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See "risk factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is _____ ,2009

TABLE OF CONTENTS

SUMMARY INFORMATION AND RISK FACTORS

Prospectus Summary

This prospectus contains statements about our future operations, which involve risks and uncertainties. Our actual results could differ in important ways from our anticipated future operations, due to many factors, including "**risk factors**" beginning on page 5 and other factors. Because this is a summary and the information is selective, it does not contain all information that may be important to you. You should read carefully all information in the prospectus including its detailed information and the financial statements and the explanatory notes before making an investment decision.

Our Company

We were incorporated in the State of Florida on June 1, 2007. Our total authorized stock consists of 50,000,000 common shares and 20,000,000 preferred. Our fiscal year end date is December 31. On October 22, 2007, we acquired all of the outstanding membership interest of Florida Claims Consultants, LLC., for the issuance of 4,000,000 shares of our common stock to the Florida Claims Consultants, LLC holders, pursuant to a purchase agreement and share exchange between Florida Claims Consultants, LLC and us. Pursuant to the Agreement, Florida Claims Consultants, LLC became our wholly owned subsidiary. We entered into this agreement in order to pursue our business plan of acting as a holding company for companies in the public adjusting business. This transaction was a related party transaction since Frederick Antonelli and Karl Bach were the principal stockholders of Florida Claims Consultants and us prior to the merger and therefore, this transaction was not an arms length transaction. No finder fees or compensation, direct or indirect, were paid in connection with this merger. In the future it is possible that we may enter into additional transactions with companies in this industry in furtherance of these business objectives. Currently, we do not have any contemplated acquisitions and have not had any discussions with companies in the industry to complete such a transaction.

Where You Can Find Us

Our principal executive offices are located at 6365 Taft Street, Suite 1003, Hollywood, FL 33024. Our telephone number is 954-894-0043.

Our Business

AAA Public Adjusting Group, Inc is a holding company or also commonly known as the parent company. AAA Public Adjusting Group currently owns 100% of its subsidiary "Florida Claims Consultants, LLC". In discussing revenue, business operations, management, risks and description of business, we include AAA Public Adjusting Group, Inc. and that of its wholly owned subsidiary Florida Claims Consultants, LLC.

Florida Claims Consultants, LLC (FCC) is a consumer advocate licensed by the Florida Department of Insurance as "public insurance adjusters" to protect consumers rights. A public insurance adjuster is an authority on loss adjustments that property owners can retain to assist in preparing, filing, and adjusting their insurance claims. Ones home or business is often the clients largest investment, and FCC has earned millions of dollars for its clients

Florida Claims Consultants is owned and operated by claims professionals with more than 100 years combined experience handling all types of insurance claims. FCC is committed to representing the client interest in evaluating and presenting a claim to the insurance company responsible for payment.

Florida Claims Consultants is dedicated to representing clients interests by maximizing and expediting their financial recovery and makes sure policy provisions are fully adhered to. Insurance companies have the benefit of their claims representatives estimating property damage, the property owner needs an advocate to ensure proper payment is made.

FCC has the experience and knowledge to interpret policy language to assure clients receive proper payment for all covered damages. FCC completes a full assessment of the loss, prepares the necessary documentation and represents the client to the insurance carrier. FCC specializes in the areas of First party commercial, residential, and marine insurance.

FCC has assisted residential and commercial property owners obtain upward adjustments on thousands of insurance claims.

Hurricane and other causes of damage, carry a five year statute of limitations, even if funds have already been distributed and the case closed by the insurance carrier. Likewise, it is rare that a client of FCC surrenders the rights to an additional claim if new damage is discovered. In recent cases where the insurance carrier paid little or no compensation, FCC was able to obtain the financial recovery in the range of 100-1000%+ more than the original payment.

The Offering

As of September 30, 2008, we have 6,016,032 shares of our common stock outstanding. This offering is comprised of securities offered by selling security holders only. Although we have agreed to pay all offering expenses, we will not receive any proceeds from the sale of the securities. The offering price of $5.53 was determined by the price shares were sold to our stockholders in a private placement memorandum and is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board, at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents for listing on the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will achieve effectiveness.

Risk Factors Particular to AAA Public Adjusting Group, Inc

A. Mr. Antonelli and Mr. Monahan are our two officers and Mr. Antonelli, Mr. Bach and Mr. Monahan are our only directors and own approximately 99 percent of the Companys common stock, following this offering and May Approve or take actions that may be adverse to your interests

Following this offering, Mr. Antonelli, Mr. Bach and Mr. Monahan will own approximately 99 percent of the outstanding common stock and our voting power. As a result, they alone will be able to exercise control over many matters requiring approval by the board of directors or our stockholders. As a result, they will be able to:

- Control the composition of our board of directors;
- Control our management and policies;
- Determine the outcome of significant corporate transactions.

Additionally, it should be clear that the interests of Mr. Antonelli, Mr. Bach and that of Mr. Monahan may differ entirely from the other shareholders interest.

B. We Compete in a Regulated Industry, Which May Result in Increased Expenses or Restrictions on our Operations

Currently, we operate only in Florida, and are subject to comprehensive regulation and supervision by government agencies. The primary purpose of such regulation and supervision is to provide safeguards for our clients as policy holders of insurance carriers rather than to protect the interests of stockholders. The laws of various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of adjusters and regulating commission rates.

We act as a consumer advocate licensed by the Florida Department of Insurance, as Public Insurance Adjusters. We are regulated and supervised by the state of Florida through the Florida Department of Insurance and Florida Department of Financial Services. Any changes to the regulations under which we operate are usually through the State of Florida or the Department of Insurance. An example of regulations that may restrict our business would be changes in the amount of commission we may charge. Currently there is a cap of 20%, and we do not foresee any changes to this commission structure in the near future. The Department of Financial Services ensures compliance and enforces the rules of the statutes and responds to any customer complaints. Increased expenses can occur if those agencies decide to increase expenses for continuing education, yearly membership renewals and bond fees, which regulate liability insurance. Any such event, in a state where we have substantial operations, such as Florida, could substantially affect the profitability of our operations in such state, or cause us to change our marketing focus.

C. We May Not be Able to Continue to Acquire Clients in Sufficient Amounts to Operate Efficiently and Profitability

Our success depends upon the general acceptance of our services by the public both private and commercial. If these groups do not embrace the services of a public adjuster, our operations will be adversely affected. The market for public adjusters, although not new, is however in its early stages of development and awareness by the public. We cannot assure that a sufficiently broad base of consumers and businesses will adopt, and continue to use, the services of public adjusters. Our business prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in acquiring new business in this area.

D. If We Are Unable To Retain and Attract Qualified Personnel, Our Business Could Suffer

Our current and future success depends on our ability to identify, attract, hire, train, retain and motivate highly skilled adjusters, managerial, sales and marketing, customer service and professional personnel. We may be unable to successfully attract, assimilate or retain sufficiently qualified personnel. If we fail to retain and attract the necessary managerial, sales and marketing and customer service personnel our business could suffer.

E. There is no market for the companys securities and if no market develops investors will be unable to sell their securities

We have filed this registration statement to create a public market in which these securities can be freely sold, and to ensure that the resale of shares, under this registration statement, is made in accordance with federal law, if declared effective. If this registration statement is not declared effective and we fail to create a public market, the stockholders may not be able to resell their shares, which will present a liquidity risk to investors.

There is no established public trading market or market maker for our securities. There can be no assurance that a market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our securities you may be unable to sell them. Accordingly, you should be able to bear the financial risk of losing your entire investment.

We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the OTCBB.

We intend to apply for listing of the securities on the OTCBB, but there can be no assurance that we will be able to obtain this listing.

F. The funds raised in our private placement will not be available to invest in our business.

We have raised $88,656.96 in our private placement and thus far our estimated costs related to this offering are $81,153.48. Therefore, as already nearly 92% of the funds have been utilized, most if not all of these funds raised will not be available to invest in our business. We have raised these funds to assist in the expenses of this registration statement in hopes to create a public market in which these securities can be freely sold, and to ensure that the resale of shares, under this registration statement, is made in accordance with federal law, if declared effective and if a public market develops.

G. Our revenues are volatile during natural disasters, without these storms our revenue is negatively impacted.

Our business of public adjusting depends on clients with damages to their property. The more damage the higher the resulting claim and subsequent commission earned by us. Therefore, during times of storm inactivity our revenues are negatively impacted.

H. All of our revenue is currently derived from operations in Florida, this demographic concentration of revenue may severely impact our revenue if regulatory changes impede our operations.

Currently, we operate only in Florida, and our revenue is completely dependent on this demographic concentration. We are regulated and supervised by government agencies, which govern licensing to transact business, licensing of adjusters and regulating commission rates, within our industry. If any changes are made by this regulatory body within the state of Florida, it could have a material effect on our revenue.

Other Investment Risk Factors

A. Absence of Dividends Now and in the Near Future May Affect a Stockholders Return on Investment

We have never paid dividends. We do not anticipating declaring or paying dividends in the foreseeable future, and we intend to retain any future earnings to finance its growth. Our dividends will be at our Board of Directors discretion and contingent upon our financial condition, earnings and capital requirements.

An investor should be aware that a dividend, either in cash or shares, may never be paid by the company and therefore, the shares of the company should not be purchase by an investor as an income producing security.

B. If a public market develops for our stock and the trading price of our common stock becomes less than $5.00 per share, our stock would be considered a penny stock

If a public market for our stock develops and the trading price of our common stock becomes less than $5.00 per share, our stock would be considered a penny stock and trading in our common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements.

Securities and Exchange Commission regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. Such requirements may severely limit the liquidity of our common stock in the secondary market because few brokers or dealers are likely to undertake such compliance activities.

USE OF PROCEEDS

The selling stockholders are selling shares of common stock covered by this prospectus for their own account. We will not receive any of the proceeds from the resale of these shares. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.

DETERMINATION OF OFFERING PRICE

There is no established public market for our shares. As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value.

In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares. The selling stockholders will sell our shares at $5.53 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

DILUTION

The common stock to be sold by the selling stockholders is common stock that is currently issued. Accordingly, there will be no dilution to our existing stockholders.

SELLING SECURITY HOLDERS

The securities are being sold by the selling security holders named below.

Pursuant to this registration statement, when and if declared effective by the Securities and Exchange Commission, these shares can be freely sold. The table indicates that all the securities held by each individual will be available for resale after the offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities. Although there are no company provisions restricting the sale of stock by Frederick Antonelli, Karl Bach and Kevin Monahan, they have no plans or intentions to use this registration statement.

-8-

NAME	RELATION-SHIP WITH ISSUER	AMOUNT BENEFICIALLY OWNED (shares)	AMOUNT TO BE OFFERED (shares)	AMOUNT PERCENTAGE OWNED AFTER OFFERING
Phil DiFabio	None	1,800	1,800	0%
Ronald Antonelli	Yes (1)	905	905	0%
Jeannine Karklins	None	905	905	0%
Darryl Davis	None	1,809	1,809	0%
Hannelore Bach	Yes (2)	3,618	3,618	0%
Debroah Coley	None	453	453	0%
Adrienne Andrzejewski-Rehm	None	453	453	0%
Patricia Bach	Yes(3)	453	453	0%
Steven, Laurie Turner	None	453	453	0%
Lisbet Arencibia	None	453	453	0%
Patricia, Eugene Sampson	None	453	453	0%
S&K Appraisal Inc.	None(4)	905	905	0%
Justin Davis	None	905	905	0%
Joseph Cuzzone	None	362	362	0%
Liane Lombardi-Hassan	None	453	453	0%
Cynthia Casale	None	100	100	0%
Christopher Lombardi	None	100	100	0%
Nicole Demario	None	100	100	0%
Allen Druze	None	100	100	0%
Wendy Navarro	Yes(6)	100	100	0%
Allison Jara	Yes(7)	100	100	0%
Carlos Eduardo Garcia	None	100	100	0%
Johnny Cardona	None	100	100	0%
James Lalewicz	None	100	100	0%
John Ross	None	100	100	0%
Courtney Oleary	None	452	452	0%

Leah Karklins	None(5)	100	100	0%
Michael Karklins	None(5)	100	100	0%

(1) Ronald Antonelli is the father of Frederick Antonelli.
(2) Hannelore Bach is the mother of Karl Bach.
(3) Patricia Bach is the sister of Karl Bach
(4) The owner of S&K Appraisal is Steven Scantzoulis, currently one of our
    independent contractors
(5) Leah Karklins is the sister in law to Michael Karklins
(6) Wendy Navarro is an employee of the company
(7) Allison Jara is an employee to the company

We have conducted the above sale of shares under a private placement to assist in the expense of filing this registration statement to create a public market in which these securities can be freely sold, if declared effective, and to ensure that the resale of shares, under this registration statement, is made in accordance with federal law.

If a public market for our stock develops and the trading price of our common stock becomes less than $5.00 per share, our stock would be considered a penny stock and trading in our common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements.

The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. Such requirements may severely limit the liquidity of our common stock in the secondary market because few brokers or dealers are likely to undertake such compliance activities. Generally, the term "penny stock" refers to a stock with a market price of less than $5.00 per share, which is not traded on a national securities exchange or quoted on NASDAQ. An active trading market in our common stock may not be able to be sustained because of these restrictions.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell all or a portion of the shares of our common stock in one or more of the following methods described below. Our common stock is not currently listed on any national exchange or electronic quotation system. There is currently no market for our securities and a market may never develop. Because there is currently no public market for our common stock, the selling security holders will sell their shares of our common stock at a fixed price of $5.53 per share until shares of our common stock are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. There can be no assurance that we will be able to obtain an OTCBB listing. The shares of common stock may be sold by the selling security holders by one or more of the following methods, without limitation:

(a)   block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b)   purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
(c)   an exchange distribution in accordance with the rules of the exchange;
(d)   ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(e)   privately negotiated transactions;
(f)   a combination of any aforementioned methods of sale; and
(g)   any other method permitted pursuant to applicable law, including compliance with SEC's Rule 144.

In the event of the transfer by any selling security holder of his or her shares to any pledgee, donee or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment in order to have the pledgee, donee or other transferee in place of the selling security holder who has transferred his or her shares.

In effecting sales, brokers and dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling security holders or, if any of the broker-dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling security holders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling security holders if such broker-dealer is unable to sell the shares on behalf of the selling security holders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above.

The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, the selling security holders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by a selling security holder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling security holders intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any selling security holder defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post effective amendment to this registration statement will be filed, disclosing, the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out in this prospectus and other facts material to the transaction. In addition, a post-effective amendment to this Registration Statement will be filed to include any additional or changed material information with respect to the plan of distribution not previously disclosed herein.

We and the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling security holders are distribution participants and we, under certain circumstances, may be a distribution participant, under Regulation M.

The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of common stock by the selling security holders, and there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, a selling security holder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares covered by this prospectus. Accordingly, the selling security holder is not permitted to cover short sales by purchasing shares while the distribution it taking place. We will advise the selling security holders that if a particular offer of common stock is to be made on terms materially different from the information set forth in this Plan of Distribution, then a post-effective amendment to the accompanying registration statement must be filed with the SEC. All of the foregoing may affect the marketability of the common stock.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling security holders, the purchasers participating in such transaction, or both.

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. Rule 144 provides that any affiliate or other person who sells restricted securities of an issuer for his own account, or any person who sells restricted or any other securities for the account of an affiliate of the issuer of such securities, shall be deemed not to be engaged in a distribution of such securities and therefore not to be an underwriter thereof within the meaning of Section 2(a)(11) of the Securities Act if all of the conditions of Rule 144 are met. Conditions for sales under Rule 144 include:

(a) adequate current public information with respect to the issuer must be available;
(b) restricted securities must meet a six month holding period, measured from the date of acquisition of the securities from the issuer or from an affiliate of the issuer;
(c) sales of restricted or other securities sold for the account of an affiliate, and sales of restricted securities by a non-affiliate, during any three month period, cannot exceed the greater of (a) 1% of the securities of the class outstanding as shown by the most recent statement of the issuer; or (b) the average weekly trading volume reported on all exchanges and through an automated inter-dealer quotation system for the four weeks preceding the filing of the Notice in Form 144;
(d) the securities must be sold in ordinary "brokers' transactions" within the meaning of section 4(4) of the Securities Act or in transactions directly with a market maker, without solicitation by the selling security holders, and without the payment of any extraordinary commissions or fees;

The current information requirement listed in (a) above, the volume limitations listed in (c) above and the requirement for sale pursuant to broker's transactions listed in (d) above cease to apply to any restricted securities sold for the account of a non-affiliate if at least one year has elapsed from the date the securities were acquired from the issuer or from an affiliate.

DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

We are authorized to issue maximum of 50,000,000 common stock. As of September 30, 2008 there were, 6,016,032 of shares common shares, issued and outstanding. The Board of Directors' authority to issue stock without stockholder consent may dilute the value of your stock.

COMMON STOCK

General

We are authorized to issue 50,000,000 shares of common stock and 20,000,000 preferred, $.0001 par value.

As of September 30, 2008 there were, 6,016,032 of common shares, issued and outstanding, and no preferred.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Our principal stockholders, Mr. Antonelli, Mr. Bach and Mr. Monahan, collectively own approximately 99% of our common stock. Collectively, Mr. Antonelli, Mr. Bach and Mr. Monahan will have significant influence over all matters requiring approval by our stockholders, but not requiring the approval of the minority stockholders.

In addition, Mr. Antonelli, Mr. Bach and Mr. Monahan will be able to elect all of the members of our Board of Directors, allowing them to exercise significant control of our affairs and management. In addition, they may affect most corporate matters requiring stockholder approval by written consent, without a duly-noticed and duly-held meeting of stockholders

Dividend Policy.

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business.

Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

To date, we have never paid dividends. We do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business.

Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Miscellaneous Rights and Provisions.

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

*SHARES ELIGIBLE FOR FUTURE SALE***.**

The 16,032 shares of common stock sold in this offering will be freely tradable without restrictions under the Securities Act.

In general, under Rule 144 as currently in effect, any of our affiliates, namely Frederick Antonelli, Karl Bach and Kevin Monahan, our sole directors, and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates, who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions.
Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. However, in the event that a market develops for our common stock, Rule 144A would no longer be available.

EXPERTS

The financial statements included in this prospectus and the registration statement have been audited by Baum & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The Validity of our common stock has been included in this prospectus in reliance upon Jonathan D Leinwand, P.A. as an expert.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DESCRIPTION OF BUSINESS

Our wholly owned subsidiary, Florida Claims Consultants (FCC) is a consumer advocate licensed by the Florida Department of Insurance as "public insurance adjusters" to protect consumer rights. A public insurance adjuster is an authority on loss adjustments that property owners can retain to assist in preparing, filing, and adjusting their insurance claims. Ones home or business is often the clients largest investment, and over the past two years FCC has successfully processed approximately $35 Million in insurance claims for its clients. The number of clients includes 1,200 in 2006 and 950 in 2007.

The table below depicts an estimate of the average percentage received for our clients above the initial payment by the insurance carrier for several categories of payments.

A	B	C
Initial payment range, paid by the insurance carrier	Financial recovery percentage in excess of original insurance carrier payment	Percentage of our clients that received financial recovery from column B
$5,000 - $15,000	100%	70%
$2,501 - $3,500	200%	15%
$1,001 - $2,500	300%	10%
$100 - $1,000	1000%	5%

For example, 70% of our clients that were initially paid $5,000 by their insurance carrier received at least an additional $5,000 through our services. Moreover, 5% of our clients that were initially paid $500 from their insurance carrier received at least an additional $5,000 through our services.

Currently, we operate only in Florida.

Florida Claims Consultants is owned and operated by claims professionals with more than 100 years combined experience handling all types of insurance claims. FCC is committed to representing the clients interest in evaluating and presenting a claim to the insurance company responsible for payment.

Florida Claims Consultants is dedicated to representing clients interests by maximizing and expediting their financial recovery and makes sure policy provisions are fully adhered to. Insurance companies have the benefit of their claims representatives estimating property damage, the property owner needs an advocate to ensure proper payment is made.

FCC has the experience and knowledge to interpret policy language to assure clients receive proper payment for all covered damages. FCC completes a full assessment of the loss, prepares the necessary documentation and represents the client to the insurance carrier. FCC specializes in the areas of First party commercial, residential, and marine insurance.

FCC assisted residential and commercial property owners obtain upward adjustments on thousands of insurance claims.

Hurricane and other causes of damage, carry a five year statute of limitations, even if funds have already been distributed and the case closed by the insurance carrier. Likewise, it is rare that a client of FCC surrenders the rights to an additional claim if new damage is discovered. In recent cases where the insurance carrier paid little or no compensation, FCC was able to obtain the financial recovery in the range of 100-1000%+ more than the original payment.

BUSINESS DEVELOPMENT.

We were incorporated in the State of Florida on June 1, 2007, as a holding company for our wholly owned subsidiary company, Florida Claims Consultants, LLC.

PRINCIPAL PRODUCTS AND SERVICES.

What is a Public Adjuster?

FCC is a public adjusting company, licensed by the Florida Department of Financial Services (FLDFS), the same regulatory agency that controls the insurance companys adjuster. As such, it represents both commercial and residential property owners in their claims for damage to their property, from all types of covered losses. Public adjusters are the only adjusters who do not represent the interest of the insurance carrier but rather those of the policyholder. FCC specializes in the   detailed assessment of damage in order to maximize the recovery of the policy holder.

Who is our Target Market?

As public adjusters, FCC specializes in servicing clients from three categories:

Residential
Commercial
Marine

<u>*What Type of Claims are Handled*</u>

FCC handles all aspects of property damage claims on behalf of the policy holder. Consumers are usually unaware of the fine details of their policy and therefore not able to determine what they are entitled to under their policy provisions. FCC relieves them of the stress and aggravation of dealing with their insurance company, as well as making every effort to maximize their settlement. FCCs knowledge and experience makes it possible for the Company to better interpret policy language as it applies to a claim.

<u>*Examples of common claims handled:*</u>

Hurricanes / Tornados
Fire / Smoke
Water Damage
Roof Leaks
Windstorms / Hail
A/C Leaks
Broken Water Pipes
Collapse
Falling Objects
Vandalism
Theft
Lighting
Electrical Surge
Marine

<u>*How Are Claims Handled and the Use of "EDNAS?"*</u>

EDNAS is a workflow method utilized by FCC to streamline operations and along with its specialization technique ensures efficient and accurate processing of their clients financial recovery.

EDNAS: Evaluate-Document-Negotiate-Advise-Settle

Evaluate. FCC begins by creating a detailed estimate of the cost associated with all areas of coverage within the policy.
Document. The Company documents all evidence to substantiate its estimate, including the scope of the damage, the current pricing for repair or replacement, applicable building code and Florida statutes.
Negotiate. FCC aggressively negotiates with insurance carriers on behalf of property owners, who would otherwise have no way to determine if they were being properly compensated.

Advise. FCC discusses the claims and its negotiation with the client Insurance carrier to ensure every concern of the client has been met.

Settle. FCC achieves what it considers a fair settlement, through negotiation. As licensed appraisers, FCC will represent the policy holder at an arbitration-like proceeding or work with an attorney experienced in 1st party claims to prepare for litigation. All of this is done at no extra cost to the consumer.

How Do We Make Money

FCC is paid on a contingency basis (anywhere from 10-20% of the net settlement amount) This contingency fee is based on a sliding scale predicated on the type of damage, cost level of damage and negotiated accordingly between the adjustor and the client. There are no other fees or costs charged by the Company, and FCC collects its fees only when a settlement has been paid. There is no upfront cost to retain FCC, thus a successful slogan often used by the Company is:

"No Recovery / No fee = No Risk."

Another key element is that FCC can be retained to represent a property owner at any point in the claim process, even after an initial settlement check has been issued by the carrier, and cashed by the insured. Many people believe the myth that cashing a check precludes an additional recovery, and that it implies final acceptance. Over the last 2-3 years, FCC has reopened thousands of underpaid hurricane claims resulting in millions of dollars in additional recoveries. In Florida, as in most other states, FCC can reopen a claim, which the carrier deems closed, up to five years from the date of loss. This becomes an important fact in light of the many hurricanes to hit Florida over the last few years, and the prediction of the globe entering a period of increased hurricane activity, for the next 10-20 years, as stated by the National Hurricane Center director Max Mayfield on CNN.com on June 6, 2006. Such natural disasters only contribute to FCC historical and future success.

Many property owners have been victimized twice, first by the disaster, then by having cases closed by their carriers with settlements insufficient to repair their homes or businesses. It is not uncommon for FCC to achieve settlements 200%-300% greater than the initial payment (in some cases, the results of FCC efforts have been greater than 10x the original payment). FCC has given countless clients the ability to repair their homes and regain their lives when all hope was lost.

DISTRIBUTION

FCC will attract and maintain its share of the market by building on its solid foundation of satisfied customers and through the valuable commodity of referrals by satisfied clients accompanied with unique and powerful advertising and client education. The Company continues its efforts to educate the property owning public about its industry. It is estimated that 90% of policyholders are unaware that they have the right to have a state licensed insurance professional represent their interest. Public adjusters are the best kept secret in the insurance industry, and the insurance companies like it that way!

Through various marketing methods, such as print, radio and television advertising, FCC educates property owners about the importance of having a licensed professional represent their interests in the claims process. People unaware of public adjusters are not likely to know what to search for online. However, FCC utilizes pay per click networks to obtain a high ranking when someone uses a search engine to find a public adjuster.

FCC also gains community outreach through local chambers of commerce and civic organizations. FCC raises public awareness of the benefits of proper representation for property damage claims.

Concentrated public relations efforts will attract significant media coverage, because the press is more likely to write about companies with obvious consumer benefits. While a portion of the marketing budget will drive statewide initiatives, regional advertising budgets are directed toward areas affected by natural disasters.

COMPETITIVE BUSINESS CONDITIONS

The competitive marketplace can be divided into 4 groups:

1. Opportunist
2. Mom & Pop
3. Mid Tier
4. Large Tier

The first three classes, opportunist (public adjusters who work in major disasters and often have regular jobs outside of adjusting, mom & pop (small family owned adjusters or law firms with under 6 employees), mid tier (company that expand and contract employees with storm activity and handle small demographical areas) are often overwhelmed and their claims processing is longer than that of a large company with a dedicated staff. The last, larger tier companies are those with larger demographical areas and which sustain a large employee and adjuster base throughout the year regardless of storm activity.

Examples of some direct competitors of FCC:

Ameriloss Public Adjusters
Epic Group
Lesser and Company
BCH Consulting Inc.
Prime State Public Adjusters

Statewide there are about 121 competitors as stated in *Adjusting Today,* a trade publication often reporting on competitor activity. It is commonly known in the industry that small to mid tier companies rely on their independent contractors to provide more sundry tasks, whereas we strive to have our in house staff provide those tasks for them, thereby allowing our licensed adjusters to perform a specialized task within the operational processes.

Small and mid tier companies also grow and compresses their staff with storm activity and its marketing surges. Because of these growth and compressions of their staff, small and mid tier companies may have difficulty in generating referral business. FCC is working to minimize these common problems in the industry by keeping sufficient staff regardless of storm activity to maintain a stable workforce without turnover. Hence our staff can hope to provide the customer with service necessary to foster referral business and where previous clients have an increased level of confidence when dealing with the same staff.

Small and mid tier companies may have difficulty in comparison to a large company since there staff are commonly smaller, thereby limiting their technical strength to represent their clients in many types of damage scenarios. FCC has a group of licensed adjustors with an average experience level of experience level at about 16 years. We hope that by having a group of adjustors with a good experience level, we can offer our clients a wider range of experience for many types of claims.

Another important component of the unique position of FCC over its competitors is its involvement in FAPIA. FAPIA is Florida Association of Public Insurance Adjusters and even though it is just statewide, it is larger in the amount of members than its nationwide counterpart. In comparison FAPIA has 500 members compared with 200 at NAPAIA, as stated in there respective websites. Our director Karl Bach served on the board at FAPIA in 2006. Through his position on this organization FCC can obtain a great amount of information in regard to its industry and any changes that may be developing. Moreover, FCC will have first knowledge of any new competitive force that may be entering the market and can assist FCC in acting accordingly.

EMPLOYEES

We currently have four full time employees. Also, within the everyday operations of the business of public adjusting, we often utilize approximately 12-18 subcontractors (adjustors) at any given time.

GOVERNMENTAL REGULATION ISSUES

We currently operate solely in the state of Florida and are subject to comprehensive regulation and supervision by government agencies in the state in which we do business. Furthermore, we currently hold licenses to conduct business solely in Florida. The primary purpose of such regulation and supervision is to provide safeguards for our clients as policy holders of insurance carriers, rather than to protect the interests of stockholders. The laws of various state jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things, licensing to transact business, licensing of adjusters and regulating commission rates

DESCRIPTION OF PROPERTY

We are presently using office space at 6365 Taft Street, Suite 1003, Hollywood, FL 33024, which consists of 1,210 sq ft at a rate of $1,924 per month. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate adequate space in the future, if needed, on commercially reasonable terms.

LEGAL PROCEEDINGS

There are no legal proceedings pending or threatened against us.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC Internet website at http://www.sec.gov.

SUMMARY FINANCIAL INFORMATION

The summarized consolidated financial information presented below is derived from and should be read in conjunction with our detailed financial statements, as applicable, including the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled "Management Discussion and Analysis" of this prospectus.

Balance Sheet Data:	As of December 31, 2007	As of December 31, 2006	Nine months Ended September 30, 2008 (unaudited)
Cash and cash equivalents	$ 80,538	$ 21,873	$ 164,498
Total Assets	471,042	659,728	377,190
Total Liabilities	354,717	407,745	207,988
Total Liabilities and Stockholders Equity	$471,042	$659,728	377,190

Statement of Operations Data:	As of December 31, 2007	As of December 31, 2006	Nine months Ended September 30, 2008 (unaudited)	Nine months Ended September 30, 2007 (unaudited)
Revenues	$ 2,633,127	$ 4,489,506	$ 1,387,159	$ 2,465,269
Total operating expenses	2,744,587	4,333,263	1,348,333	2,288,680
Net Income (Loss)	$(117,853)	$150,427	$38,826	$173,209
Net Income (Loss) per common share, basic	$ (0.03)	$ 0.04	$ 0.00	$ 0.04
Weighted average number of shares outstanding	4,066,292	4,000,000	6,015,089	4,000,000

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate Overview

Our company is a consumer advocate licensed by the Florida Department of Insurance as "public insurance adjusters" to protect consumers rights. A public insurance adjuster is an authority on loss adjustments that property owners can retain to assist in preparing, filing, and adjusting their insurance claims. Ones home or business is often the client largest investment, and FCC has earned millions of dollars for its clients

We are owned and operated by claims professionals; including our independent contractors who some are also shareholders, collectively we offer the industry more than 100 years combined experience handling all types of insurance claims. FCC is committed to representing the client interest in evaluating and presenting a claim to the insurance company responsible for payment.

Our business is dedicated to representing clients interests by maximizing and expediting their financial recovery and makes sure policy provisions are fully adhered to. Insurance companies have the benefit of their claims representatives estimating property damage, the property owner needs an advocate to ensure proper payment is made.

We believe the current economic environment will not materially or adversely affect our business. Our current cash position along with cash flow from continuing operations will be adequate to sustain operations into the foreseeable future.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenue

For the year ended December 31, 2007, revenue was $2,633,127 compared with $4,489,506 in the year ended December 31, 2006. This decrease in revenue of $1,856,379 is mainly attributed to the decrease in the number of Hurricane Wilma related claims.

Commission to Adjustors

For the year ended December 31, 2007, costs associated with commissions paid to our independent adjustors were $1,511,172 or 57.6% of our revenue compared to $2,798,433 or 62.3% of our revenue in the year ended December 31, 2006. This decrease in costs associated with commissions to adjustors is mainly attributed to better management of claims through our EDNAS claims processing system, which allows us to handle a greater portion of some claims in house, which in turn lowers our costs associated with the services provided by our independent adjustors. Commission expense is generally determined by the use of two factors: the first is the origination of the claim, whether it is a company client or that of the independent adjuster, the second factor is how much of the claim can be processed in house versus the reliance on the independent adjuster. Currently, we see no material change in the trend of the amount of the percentage of commissions paid to adjusters.

It is not uncommon for some of our employees, who also holds a public adjuster license, to earn commissions, in 2007 one of our employees earned $18,773.51 in commissions. These commissions can be earned by employees on their off hours, acting as a marketer, whereas they either sign on a client for our services or refers these clients to one of our other adjusters. Employees can earn either 10% for just the referral or 25% for obtaining a signed contract themselves. This commission expense is included within the "commission to adjusters" line item within the statement of operations.

Consulting Services

Costs associated with consulting services for the year ended December 31, 2007 was $425,488 compared to $634,308 in the year ended December 31, 2006. This decrease of $208,820 is attributed two factors (1) the diminishing need for third party consultants due to the winding down of Hurricane claims (2) the discontinuation of consulting fees paid to our founders, as our founders have regained full ownership of our company in the beginning of the fourth quarter of 2007, therefore discontinuing the need to pay our founders consulting fees. As discussed under the section "certain relationships and related transactions" the founders had at one time sold the company and later reclaimed ownership, during the time when not owned the founders have received consulting fees.

Consultants in 2006 and 2007 provided regulatory oversight services to ensure compliance with the insurance industry regulations and that of marketing. In 2007 additional consultants were hired to restructure the company to prepare for a public offering and to seek listing on the OTCBB. In addition, as noted above, since the founders have reclaimed ownership of the company, the founders will no longer be paid consulting fees.

Salaries

Payroll expenses for the year ended December 31, 2007 was $361,414 compared to $395,814 in the year ended December 31, 2006. This decrease of $34,400 was mainly attributed to cost reductions, which eliminated an assistant in sales position which was no longer needed.

Advertising

Our advertising expenses for the year ended December 31, 2007 was $113,097 compared to $65,812 in the year ended December 31, 2006. This increase of $47,285 in advertising expenses is a direct response to a shift from facilitating large case loads of hurricane related claims to a return to normal business operations.

Other General and Administrative Expenses

Other general and administrative expenses for the year ended December 31, 2007 was $333,416 compared to $438,896 in the year ended December 31, 2006. This decrease of $105,480 was largely due to expense reduction efforts throughout the fiscal year due to the lower number of hurricane claims being handled, which initially requires more administrative hours and increase office general expenses associated with the rapid influx of the number of claims natural disasters produce.

Included in the other general and administrative expenses for the year ended December 31, 2007 and 2006 are bad debt expenses of $11,232 and $0, respectively. This increase of $11,232 is attributable to 5 instances of default by our clients in regard to our fee for services rendered. We note that the economic crisis that the United States is experiencing has caused an increase in foreclosure activity which in turn has caused some of our clients to default on our fees

Loss from Operations
The loss from operations for the year ended December 31, 2007 was $117,853 compared to a gain of $150,427 in the year ended December 31, 2006. This loss is mainly attributed to the decrease in hurricane related claims.

Liquidity and Capital Resources

At December 31, 2007, the company had $80,538 in available cash. Cash provided by operating activities was $31,034. Net cash used by investment activities was $5,819 due to the purchase of equipment. Net cash provided by financing activities were $33,450 due to the cash received from the sale of common stock. The sale of common stock was to raise funds to finance the costs of going public. There was an increase in prepaid expenses of $3,880, this increase in expenses is related to car insurance and a vehicle lease/trade-in, which is on an amortization schedule. Accounts receivables had a decrease of $168,508, this decrease is based on business that relates to the number of claims and their respective size, 2007 reflects a decrease in larger dollar hurricane related claims.

We anticipate that our existing cash and cash equivalents and cash flows from continuing operations will be sufficient to support our operations for at least the next twelve months.

-23-

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (SEC) requested that all registrants discuss their most "critical accounting policies" in Managements discussion and Analysis of Financial Condition or Plan of Operation. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company financial condition and results and requires managements most difficult, subjective ort complex judgments, often as a result of the need to make estimates about the effect of matters that are relatively uncertain. Our significant accounting policies are described in Note 1 to our financial statements included in this form: however, we believe none of them is considered to be critical.

Nine Months Ended September 30, 2008 Compared with Nine Months Ended September 30, 2007

Revenue

For the Nine months ended September 30, 2008, revenue was $1,387,159 compared with $2,465,269 for the nine months ended September 30, 2007. This decrease of $1,078,110 is due to the diminishing number of hurricane related claims.

Commission to Adjustors

Commission expenses for adjustors for the nine months ended September 30, 2008 was $769,083 or approximately 56% compared with $1,360,129 or 56%, for the nine months ended September 30, 2007. As a percentage of revenue, commission expenses remained flat at 56% of revenue.

It is not uncommon for some of our employees, who also holds a public adjuster license, to earn commissions, For the period ended September 30, 2008, only one of our employees earned $14,811 in commissions. These commissions can be earned by employees on their off hours, acting as a marketer, whereas they either sign on a client for our services or refers these clients to one of our other adjusters. Employees can earn either 10% for just the referral or 25% for obtaining a signed contract themselves. This commission expense is included under the "commission to adjusters" line item within the statement of operations.

Consulting Services

Consulting expenses for the nine months ended September 30, 2008 was $71,223 compared to $331,223 for the nine months ended September 30, 2007. This decrease in expenses is mainly attributed to the founders regaining control of the company, thus discontinuing their consulting fees.

Payroll

Payroll expense for the nine months ended September 30, 2008 was $171,166 compared to $253,712 for the nine months ended September 30, 2007. This decrease of $82,546 is attributed to the elimination of one employee and payroll costs reductions.

Other General and Administration Expenses

For the nine months ended September 30, 2008, other general and administration expenses were $336,861 compared to $343,137 for the nine months ended September 30, 2007. This decrease of $6,276 was mainly attributed to cost reductions.

Included in the other general and administrative expenses for the period ended September 30, 2007 and 2006 are bad debt expenses of $8,992 and $1,935, respectively. This increase of $7,057 is primarily attributable to 3 instances of default by our clients in regard to our fee for services rendered. We note that the economic crisis that the United States is experiencing has caused an increase in foreclosure activity which in turn has caused some of our clients to default on our fees.

Net Income

The net income for the nine months ended September 30, 2008 was $30,159 compared with $173,209 for the nine months ended September 30, 2007. This decrease is a result of the factors discussed above.

Liquidity and Capital Resources

At September 30, 2008, the company had $164,498 in available cash. Net Cash provided by operating activities was $99,886. Net cash used by investment activities was $34,881 due to the purchase of equipment. Net cash used in financing activities were $18,955 due to repayment of loans. There was a decrease in prepaid expenses of $12,260, this decrease in expenses is related to car insurance and a vehicle lease/trade-in, which is on an amortization schedule. Accounts receivables had a increase of $6,839, this increase is based on business that relates to the number of claims and their respective size, at September 30, 2008 there have been several mid size claims, which are non hurricane related that increased our accounts receivables.

We anticipate that our existing cash and cash equivalents and cash flows from continuing operations will be sufficient to support our operations for at least the next twelve months.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (SEC) requested that all registrants discuss their most "critical accounting policies" in Managements discussion and Analysis of Financial Condition or Plan of Operation. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company financial condition and results and requires managements most difficult, subjective ort complex judgments, often as a result of the need to make estimates about the effect of matters that are relatively uncertain. Our significant accounting policies are described in Note 1 to our financial statements included in this form: however, we believe none of them is considered to be critical.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The accounting firm of Baum & Company, CPAs, P.A. audited our financial statements. We have had no disagreements with our accountants

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

(a) Directors and Officers. Our Bylaws provide that we shall have a minimum of one director on the board at any one time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers of AAA Public Adjusting Group, Inc. are as follows:

NAME AND ADDRESS	AGE	POSITIONS HELD
Frederick Antonelli	41	President, CEO, Director
Kevin Monahan	36	CFO, COO, Director
Karl Bach	41	Director

Frederick Antonelli, Karl Bach and Kevin Monahan will serve as the directors until our next annual stockholder meeting to be held within six months of our fiscal year's close or until a successor is elected who accepts the position.

Directors are elected for one-year terms. Mr. Antonelli and Mr. Monahan will dedicate at least 80% of their time, towards the business of AAA Public Adjusting Group, Inc., and that of its subsidiary, which will also include, but not limited to, accounting and financial reporting. Mr. Bach acts as and advisor through his directorship and expects to dedicate time as needed by the company.

Fred Antonelli

As CEO and President of Florida Claims Consultants, LLC, Mr. Antonelli has brought to FCC years of dedicated experience as an independent sales consultant. Since 1985, he has consulted for several different companies. During his six year tenure at Clearview Windows, he served in sales, marketing and training. At All Points Contracting, Mr. Antonelli served as marketing and operating manager.

From 2003, Mr. Antonelli has been responsible for the entire sales, marketing and training aspects for public adjusting services of Florida Loss and then in 2004, Florida Claims Consultants, taking the company from startup, into our current position. Mr. Antonelli developed both the marketing and training campaigns that have added to the growth of our company and employee retention.

Kevin Monahan

As of the fourth quarter of 2007 Mr. Monahan served as COO and CFO. As COO, Mr. Monahan is responsible for managing the day-to-day activities of the company, to ensure the growth of development, design and operation of the company procedures. As CFO, Mr. Monahan works with 3rd party Accountants and Auditors to ensure correct and timely filings of its financials. Moreover, as the company positions itself for public trading, Mr. Monahan will play an integral role in delivering its financials in accordance with the Securities and Exchange Commission rules (SEC).

Mr. Monahan is a graduate of St. Johns University. From 1996-1999, he began his financial career with On-Site Trading, Inc. (now A.B. Watley) as a licensed trader, holding series 7, 63, 55, 62 licenses. From 1999-2001, Mr. Monahan consulted for Program Trading Corp, successfully redeveloping its infrastructure and increased its trading floor capacity. From 2001to the present, Mr. Monahan is the CEO of Monahan Consulting, Inc. a corporate consulting company for small to mid tier companies. Monahan Consulting has assisted numerous public companies, as well as providing corporate advisement for privately held companies. Mr. Monahan has also provided quantitative analysis, for forecasting and data analysis.

Karl Bach

Mr. Bach earned his Master of Business Administration from Florida Atlantic University. He has also attended State Farm Insurance Claims School and completed a Residential Building Estimating Course from Vale National. Mr. Bach is also a Certified General Contractor and Certified Mold Remediator and Mold Tester. Mr. Bach developed his experience through years of working in the insurance industry. From 1992-93 he was an underwriter for Auto-Owners Insurance Company, and from 1993-1995 he acted as a claims representative for State Farm Insurance Company, where he handled all facets of residential and commercial property and liability insurance claims. From 1995-1999 he was a claims adjuster/catastrophe quality control manager for Swell, Todd & Broxton, handling loses of over $500,000. Later, he went on to become regional vice president and part owner. From 1999 to 2000 he served as property claims manager at Auto Club Group Insurance Company. From 2000 to 2004, Mr. Bach served as owner and vice president of operation for Florida Loss Consultants, LLC. From 2004 to 2007 Mr. Bach served as Vice president of operations for Florida Claims Consultants, LLC. Currently, Mr. Bach only capacity at Florida Claims Consultants and AAA Public Adjusting Group is director. From 2005 to the present, Mr. Bach serves as President, umpire and consultant to the insurance industry for RK Bach & Associates, Inc.

Significant Employees. Other than Frederick Antonelli and Kevin Monahan there are no employees who are expected to make a significant contribution to our corporation.

(b) Family Relationships. There are no family relationships among our officers, directors, or persons nominated for such positions.

(c) Legal Proceedings. No officer, director, or persons nominated for such positions and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management.

EXECUTIVE COMPENSATION

			Annual	Compensation		Long Term	Comp.		Total Comp.
					Awards		Payouts		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Comp. ($)	
Christopher	2006	54,000	0		0	0	0	0	54,000

Lombardi, CEO									
Christopher Lombardi, CEO (2)	2007	76,000	0		0	0	0	0	76,000
Karl Bach, VP Operations	2006	102,000	0		0	0	0	0	102,000
Karl Bach, VP Operations	2007	104,000	0		0	0	0	0	104,000
Frederick Antonelli, VP Marketing	2006	87,944	0		0	0	0	273,970(1)	361,914
Frederick Antonelli, CEO, VP Marketing (3)	2007	117,000	0		0	0	0	165,144(1)	282,144
Kevin Monahan, CFO, COO	2007 (from November 2007)	11,500	0		0	0	0	22,841(1)	34,341

(1) This compensation relates to the consulting fees earned as a third party consultant.

(2) Mr. Lombardi served as CEO until October 2007

(3) Mr. Antonelli replaced Mr. Lombardi as CEO in October 2007

We have neither employment agreements, nor consulting agreements with any of our officers or directors. We do not contemplate entering into any employment agreements. The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officers or directors. There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Director Compensation
Currently we do not compensate our directors

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of September 30, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

(a) Security Ownership of Certain Beneficial Owners.

Title of Class	Name and Address	No. Of Shares	Nature of Ownership	Approx. Current % Owned
Common	Frederick Antonelli 6365 Taft Street, Suite 1003 Hollywood, FL 33024	2,000,000	Held of record	33%
Common	Karl Bach	2,000,000	Held of	33%

	6365 Taft Street, Suite 1003 Hollywood, FL 33024		record	
Common	Kevin Monahan 6365 Taft Street, Suite 1003 Hollywood, FL 33024	2,000,000	Held of Record	33%

(b) Security Ownership of Officers and Directors.

Title of Class	Name and Address	No. Of Shares	Nature of Ownership	Current % Owned
Common	Frederick Antonelli 6365 Taft Street, Suite 1003 Hollywood, FL 33024	2,000,000	Held of record	33%
Common	Karl Bach 6365 Taft Street, Suite 1003 Hollywood, FL 33024	2,000,000	Held of record	33%
Common	Kevin Monahan 6365 Taft Street, Suite 1003 Hollywood, FL 33024	2,000,000	Held of record	33%

All officers and directors as group 6,000,000 Direct 99%

(c) Changes in Control.

There are currently no arrangements, which would result in a change in control of AAA Public Adjusting Group, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our subsidiary, Florida Claims Consultants, LLC, was founded in March of 2004 by Mr. Antonelli and Mr. Bach. In 2005 the company transferred ownership to Mr. Lombardi under a purchase agreement. The terms of the agreement was later broken by Mr. Lombardi in September 2007, due to the inability of Mr. Lombardi to meet the payment terms expressed within the agreement and thus triggered a forfeiture clause, causing the forfeiture of control shares back to the original founders.

On October 22, 2007, 2,000,000 shares of AAA Public Adjusting Group, Inc. common stock were sold to Mr. Monahan for $200. Immediately thereafter, both Mr. Antonelli and Karl Bach had exchanged their membership interests in Florida Claims Consultants LLC., for 2,000,000 shares of AAA Public Adjusting Group Inc., common stock, each.

Other than the sale listed above, we have not entered into any transactions with our officers, directors, persons nominated for such positions, beneficial owners of 5% or more of our common stock, or family members of such persons. We are not a subsidiary of any other company. Our President, Frederick Antonelli, was our only promoter.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
AAA Public Adjusting Group, Inc

We have audited the accompanying consolidated balance sheets of AAA Public Adjusting Group, Inc. as of December 31, 2007 and 2006 and the statements of operations, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of AAA Public Adjusting Group, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

Miami Beach, Florida
September 5, 2008
/s/ Baum & Company, P.A.

AAA PUBLIC ADJUSTING GROUP, INC.
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31, 2007 AND 2006

		2007	2006
Assets			
Current Assets			
Cash and Cash Equivalents		$80,538	$21,873
Accounts receivable – net of allowance for doubtful accounts for 2007 and 2006 of $11,232 and $ 0 respectively.		269,076	527,286
Prepaid expenses for 2008 and 2007, respectively		21,264	1,125
Total current assets		370,878	550,284
Property, plant and equipment - net		100,164	109,444
Total assets		$471,042	$659,728
Liabilities and Stockholders' Equity			
Current Liabilities			
Notes Payable - current portion		$13,336	$22,531
Notes Payable - related parties		75,000	-
Accounts payable and accrued liabilities		48,270	105,048
Accounts Payable to Insured		176,141	254,611
Total current liabilities		312,747	382,190
Long Term Liabilities			
Notes Payable net of current		41,970	25,555
Total long term liabilities		41,970	25,555
Total liabilities		354,717	407,745
Stockholders' Equity			
Preferred Stock (20,000,000 shares authorized, none issued)		-	-
Common Stock (50,000,000 shares authorized at $.0001 par, 6,010,849 and 4,000,000 shares issued and outstanding at December 31, 2007 and 2006, respectively)		601	400
Additional paid in capital		62,794	2,800

Retained Earnings		52,930	248,783
Total Stockholders' Equity		116,325	251,983
Total Liabilities and Stockholders' Equity		$471,042	$659,728

The accompanying notes are an integral part of the financial statements

F-2

AAA PUBLIC ADJUSTING GROUP, INC
CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues - net	$2,633,127	$4,489,506
Operating Expenses:		
Commissions to adjusters	1,511,172	2,798,433
Consulting services related parties	333,898	532,487
Consulting services - other	91,590	101,821
Salaries	361,414	395,814
Advertising	113,097	65,812
Other general and administrative expenses	333,416	438,896
Total operating expenses	2,744,587	4,333,263
Income (Loss) from operations	$(111,460)	$156,243
Other Income (expense)		
Interest (expense)	(6,393)	(5,816)
Net Income (Loss) Before Income Taxes	(117,853)	150,427
Provision for income tax	-0-	-0-
Net Income (Loss)	$ (117,853)	$ 150,427
Net Income (Loss) per common share, basic	$ (0.03)	$ 0.04
Weighted average number of common shares outstanding	4,066,292	4,000,000

The accompanying notes are an integral part of the financial statements

F-3

AAA PUBLIC ADJUSTING GROUP, INC
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities		
Net Income (Loss)	$(117,853)	$150,427
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used in) Operating Activities:		
Depreciation	29,805	24,144
Provision for Bad Debts	11,232	-
Decrease (Increase) in operating assets and liabilities:		
(Increase) decrease in accounts receivable	168,508	(44,382)
(Increase) in prepaid expenses	(3,880)	(1,125)
(Decrease) in accounts payable and accrued liabilities	(56,778)	(15,279)
Net Cash Provided by Operating Activities	31,034	113,785
Cash Flows From Investing Activities		
Sale of fixed assets	7,500	-
Purchase of fixed assets	(13,319)	(32,631)
Net Cash Provided (Used) In Investing Activities	(5,819)	(32,631)
Cash Flows From Financing Activities		
Proceeds sale of stock to founder	200	-
Proceeds from private placement	59,995	-
Payments on notes payable	(23,745)	(33,151)
Proceeds from related party loans	75,000	-
Stockholders distributions	(78,000)	(23,607)
Repayment of bank overdraft	-	(3,535)
Net Cash Provided (Used) In Financing Activities	33,450	(60,293)

Net Increase (Decrease) In Cash and Cash Equivalents	58,665	20,861
Cash and Cash Equivalents at beginning of period	21,873	1,012
Cash and Cash Equivalents at end of period	$80,538	$21,873
Cash payments for:		
Income taxes	$-0-	$-0-
Interest expense	$6,393	$5,816

The accompanying notes are an integral part of the financial statements

F-4

AAA PUBLIC ADJUSTING GROUP, INC
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

	Preferred Stock	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Equity
Balance at January 1, 2006	-	4,000,000	$400	$2,800	$121,963	$125,163
Stockholders distributions					(23,607)	(23,607)
Net Income (loss) 2006					150,427	150,427
Balance at December 31, 2006	-	4,000,000	400	2,800	248,783	251,983
Common stock issued to founder		2,000,000	200			200
Common stock issued for cash		10,849	1	59,994		59,995
Stockholders distributions					(78,000)	(78,000)
Net Income (loss) 2007					(117,853)	(117,853)
Balance at December 31, 2007	-	6,010,849	$601	$62,794	$52,930	$116,325

The accompanying notes are an integral part of the financial statements

F-5

AAA PUBLIC ADJUSTING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

AAA Public Adjusting Group, Inc was incorporated in June 2007 in the State of Florida as a holding company. Its predecessor operating subsidiary, Florida Claims Consultants, LLC was formed on March 3, 2004 in the state of Florida.   On October 22, 2007, AAA Public Adjusting Group, Inc consummated an agreement with Florida Claims Consultants, LLC, pursuant to which Florida Claims Consultants, LLC, exchanged all of its Members interest for 4,000,000 shares of common stock of AAA Public Adjusting Group, Inc.   The Company has accounted for the transaction as a combination of entities under common control and accordingly, recorded the merger at historical cost. The consolidated, historical financial statements have been appropriately restated.

The operations of the Company are to facilitate insurance claims by insured parties by representation on their behalf with the insurance companies.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis of accounting which recognizes revenues when earned, regardless of when received and expenses when incurred, regardless of when paid, which is in accordance with generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include the accounts of AAA Public Adjusting Group Inc. and its wholly owned subsidiary Florida Claims Consultants, LLC. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

Net loss per share

Net income per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. Net income per share, diluted, is not presented as no potentially dilutive securities are outstanding.

NOTE 1   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -</u>
<u>Continued</u>

Cash and equivalents

The Company considers all highly liquid instruments with an original
maturity of three months or less to be cash equivalents.

Income Taxes

In accordance with SFAS 109, deferred income taxes and benefits are
provided for the results of operations of the Company. The tax
effects of temporary differences and carry-forwards that give rise to
significant portion of deferred tax assets and liabilities are recognized
as appropriate.

Use of Estimates

The preparation of financial statements in conformity with generally
accepted accounting principles requires management to make estimates
and assumptions that affect the reported amounts of assets and liabilities,
the disclosure of contingent assets and liabilities at the date of the financial
statements, and the reported amounts of revenues and expenses during the
reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company financial instruments include cash, accounts receivable, and
accounts payable. Due to the short-term nature of these instruments, the
fair value of these instruments approximates their recorded value.

Revenue Recognition

The company recognizes revenue when earned, regardless of when
received and expenses when incurred, regardless of when paid, which is in
accordance with generally accepted accounting principles.

Advertising.

Advertising costs, which are included in selling, general and
administrative expenses, are expensed as costs are incurred. Advertising

expenses for the years ended December 31, 2007 and 2006 were $ 113,097 and 65,812, respectively.

AAA PUBLIC ADJUSTING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 2 -   <u>**PROPERTY AND EQUIPMENT**</u>

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective periods. Depreciation is computed over the estimated useful lives of the related asset (from 5 to 7 years) using the straight-line method for financial statement purposes.

The following is a summary of property and equipment at December 31, 2007:

	<u>2007</u>
Office furniture & equipment	26,270
Computer equipment	13,879
Leasehold improvements	2,469
Vehicles	<u>106,953</u>
Total property and equipment	149,571
Less accumulated depreciation	<u>49,406</u>
Net Property and Equipment	<u>$ 100,164</u>

Depreciation expense for the years ended December 31, 2007 and 2006 was $29,805 and $ 24,144, respectively.

NOTE 3   **NOTES PAYABLE**

Notes payable consist of the following:

	2007
Notes payable to a financial institution payable in monthly installments of $517 including interest at 9.79% to maturity of February 1, 2012. The note is collateralized by an automobile	$ 21,157
Notes payable to a financial institution payable in monthly installments of $659 including interest at 9.95% to maturity of November 10, 2012. The note is collateralized by an automobile	30,269
Notes payable to a financial institution payable in monthly installments of $563 including interest at 9.34% to maturity of August 31, 2008. The note is collateralized by an automobile	3,880
Total Notes Payable	$ 55,306

The future scheduled payments of notes payable are:

2008	$ 13,336
2009	10,433
2010	11,511
2011	12,701
2012	7,325
	$ 55,306

Interest expenses for the years ended December 31, 2007 and 2006 were $ 6,393 and $ 5,816, respectively.

NOTE 4 -   LEASE COMMITMENTS

Rent expense for the years ended December 31, 2007 and 2006 was $52,484 and $68,328, respectively. The Company currently rents its offices facility under a lease from July 1, 2008 through July 31, 2010. Future rent payments are approximately $9,620 in 2008, $23,500 in 2009 and $14, 028 in 2010.

The company also leases for $2,000 a month, an apartment from an officer and a major stockholder of the company under a lease commencing May 27 2008 through May 27, 2010. Future rent payments are approximately $14,000 in 2008, $ 24,000 in 2009 and $ 10,000 in 2010.

NOTE 5 -   CONCENTRATION OF RISK

The Company had funds in excess of the $100,000 Federal Deposit Insurance Corporation (FDIC) insured limits. There is no concentration of risk regarding accounts receivable, as any single receivable is not material.

NOTE 6 -   NOTES PAYABLE RELATED PARTIES

Notes payable to related parties reflect unsecured promissory notes, bearing interest at 12%, due on or before June 1, 2009.

NOTE 7 -   ACCOUNTS RECEIVABLE

Accounts receivable reflects funds due the company for its services. Total funds receivable for the periods ended December 31, 2007 and 2006 were $269,076 and $527,286, respectively.

During the periods ended December 31, 2006 and 2007, we have had no concentration of risk, as the accounts receivables is spread widely among hundreds of clients and the risk is also further reduced as we are named as a payee on all settlement checks paid by the carrier. Furthermore, insofar as to the insurance carriers, we normally do business with over 100 different carriers.

Allowance for doubtful accounts for the periods ended December 31, 2007 and 2006 were $11,232 and $0, respectively. This bad debt expense is reflected within the statement of operations under "other general and administrative expenses." For the period ended December

31, 2007, we have had 5 instances of doubtful accounts receivables, which total $11,232; they are comprised of 5 clients whom have defaulted. There are usually three main reasons for default; firstly when the client is in foreclosure, whereas the client has no funds to pay nor does the client wish to send the check for endorsement to the mortgage holder, second is when either we or the client has procession of the check but doesn't cash for lack of funds by the client to pay our fee, lastly is when the client cashed the check without our endorsement, this is known as "slamming."

In the event of foreclosure the fee will not go into collections until at least 90 days, for which we will have to wait until the foreclosure proceeding have completed in order to have the check reissued. In the event of the non-cashed check for lack of funds by the client, we wait until 30-45 days before collection proceedings, lastly when our check has been slammed; we wait 30 days before collection proceedings.

Our collections are handled by a third party legal firm, who charges a percentage of the recovered fee.

In the period ended December 31, 2007, we had 2 instances of Foreclosure, 1 instance of slamming and 2 of lack of funds.

AAA PUBLIC ADJUSTING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 8 -   INCOME TAXES

Prior to the merger in October, 2007, the Company was taxed as a limited liability company. As such, income taxes and loss benefits were recognized individually by the limited liability members. For financial statement purposes, the reported provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate of 34% to the loss before income taxes as follows:

Federal income taxes at statutory rate	34 %
State tax rate, net of federal income tax	4
Valuation allowance	(38)
Effective income tax rate	0%

Due to the 2007 net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses for the stub tax year commencing October 23, 2007. The Company ability to utilize its net operating loss carry forward is uncertain and thus a valuation reserve has been provided.

NOTE 9 -   **CAPITAL TRANSACTIONS**

On October 22, 2007, AAA Public Adjusting Group, Inc consummated an agreement with Florida Claims Consultants, LLC, pursuant to which Florida Claims Consultants, LLC, exchanged all of its Members interest for 4,000,000 shares of common stock of AAA Public Adjusting Group, Inc. The company has reflected these shares as if issued since inception since both company were under the same common control. On October 22, 2007, 2,000,000 shares of common stock, reflected as founders shares) were issued for $200 (par value).

Pursuant to 504 of Regulation D of the Securities Act, the company sold 10,849 shares of restricted common stock for $ 59,995 in the last quarter of 2007. In January 2008, the company sold 5,183 shares of restricted common stock for $ 28,662.

The company is in the process of submitting a S-1 registration statement with the Securities and Exchange Commission for sale of 16,032 shares of common stock to be sold by existing shareholders.

F-11

AAA PUBLIC ADJUSTING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 10 -   **RELATED PARTY TRANSACTIONS**

Consulting Fees
For the years ended December 31, 2007 and 2006, the majority stockholders and officers of the company received consulting fees of $333,898 and $532,487, respectively.

Distributions
For the years ended December 31, 2007 and 2006, the former entity limited liability company members received distributions of previous net earnings of $78,000 and $23,607, respectively.

Common Stock Issuances
In October 2007, the former entity, limited liability company members received 4,000,000 shares of stock retroactively, in exchange for their

interests. Additionally, in October 2007, the founder of the new holding company purchased 2,000,000 shares of common stock for $ 200.

NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS

February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to FASB Statements No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to measure many financial instruments, and certain other items, at fair value that are not currently required to be measured at fair value, SFAS No. 159 is effective as of the beginning of an entity first fiscal year that begins after November 15, 2007; however, early adoption is permitted. The Company does not expect the adoption of SFAS No. 159 will have a material effect on its consolidated financial position and results of operations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statements No. 141 (revised 2007), "Business Combinations" ("FAS 141   R)") and No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("FAS 160"). These standards aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements. The provision of FAS 141 (R) and FAS 160 are effective for the fiscal year beginning after December 15, 2008. The Company does not expect that

AAA PUBLIC ADJUSTING GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS - Continued

this interpretation will have a material impact on its financial statements.

In March 2008, FASB issued FAS 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). This statement requires companies to provide improved and more detailed derivative and hedging disclosures. The Company does not expect that this standard will have a material impact on its financial statements.

AAA PUBLIC ADJUSTING GROUP, INC
CONSOLIDATED BALANCE SHEET

		SEPTEMBER 30, 2008 (UNAUDITED)	DECEMBER 31, 2007 (AUDITED)
Assets			
Current Assets			
Cash and cash equivalents		$164,498	$80,538
Accounts receivable – net of allowance for doubtful accounts of $8,992 and 11,232, respectively		90,782	269,076
Prepaid expenses		9,004	21,264
Total current assets		264,284	370,878
Property, plant and equipment - net		112,906	100,164
Total assets		$377,190	$471,042
Liabilities and Stockholders' Equity			
Current Liabilities:			
Notes payable - current portion		17,803	13,336
Notes payable related parties		25,000	75,000
Accounts payable and accrued liabilities		81,445	48,270
Accounts payable to insured		-	176,141
Income taxes payable		5,944	-
Total current liabilities		130,192	312,747
Long Term Liabilities			
Notes Payable net of current		77,796	41,970
Total long term liabilities		77,796	41,970
Total liabilities		207,988	354,717
Stockholders' Equity			
Preferred Stock (20,000,000 shares			

authorized at $.0001 par, no shares issued)		-	-
Common Stock (50,000,000 shares authorized at $.0001 par, 6,016,032 shares issued and 6,010,849 shares issued and outstanding at September 30, 2008 and December 31, 2007 respectively)		602	601
Additional paid in capital		91,456	62,794
Retained earnings		77,144	52,930
Total Stockholders' Equity		169,202	116,325
Total Liabilities and Stockholders' Equity		$377,190	$471,042

The accompanying notes are an integral part of the financial statements

F-14

AAA PUBLIC ADJUSTING GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(UNAUDITED)

	2008	2007
Revenues - net	$ 1,387,159	$2,465,269
Operating Expenses		
Commissions to adjusters	769,083	1,360,129
Consulting services - related parties	18,975	277,689
Consulting services - other	52,248	54,013
Payroll	171,166	253,712
Other general and administrative expenses	336,861	343,137
Total operating expenses	1,348,333	2,288,680
Net Income from operations	38,826	176,589
Other income (expense)		

Interest (expense)	(8,667)	(3,380)
Total other Income (expense)	(8,667)	(3,380)
Net Income Before Income Taxes	30,159	173,209
Provision for Income Tax	(5,944)	-0-
Net Income	$ 24,215	$ 173,209
Earnings per common share, basic	$ 0.00	$ 0.04
Weighted average number of common shares outstanding	6,015,089	4,000,000

The accompanying notes are an integral part of the financial statements

F-15

AAA PUBLIC ADJUSTING GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(UNAUDITED)

	2008	2007
Cash Flows From Operating Activities		
Net Income	$24,215	$137,233
Adjustments to Reconcile Net Income to Net Cash Provided By (Used in) Operating Activities:		
Depreciation	22,139	31,232
Provision for Bad Debts	8,992	1,935
Decrease (Increase) in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(6,839)	(6,970)
Decrease in prepaid expenses	12,260	-
Increase (Decrease) in		

accounts payable and accrued liabilities	33,175	(49,193)
Increase in Income Taxes Payable	5,944	-
Net Cash Provided (Used in) Operating Activities	99,886	114,237
Cash Flows From Investing Activities		
Purchase of equipment	(34,881)	(28,215)
Net Cash Provided (Used In) Operating Activities	(34,881)	(28,215)
Cash Flows From Financing Activities		
Repayment of note payable	(40,293)	-
Repayment of related party loans	(50,000)	-
Proceeds from private placement	28,662	-
Net cash provided (used) in Financing Activities	18,955	-
Net Increase (Decrease) in Cash and Cash Equivalents	83,960	86,022
Cash and Cash Equivalents at beginning of period	80,538	21,873
Cash and Cash Equivalents at end of period	$164,498	$107,895
Cash payments for:		
Income taxes	$ -	$ -
Interest expense	$ 8,667	$ 3,380

The accompanying notes are an integral part of the financial statements

AAA PUBLIC ADJUSTING GROUP, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

AAA Public Adjusting Group, Inc was incorporated in June 2007 in the State of Florida as a holding company. Its predecessor operating subsidiary, Florida Claims Consultants, LLC was formed on March 3, 2004 in the State of Florida. On October 22, 2007, AAA Public Adjusting Group, Inc consummated an agreement with Florida Claims Consultants, LLC, pursuant to which Florida Claims Consultants, LLC, exchanged all of its Members interest for 4,000,000 shares of common stock of AAA Public Adjusting Group, Inc. The Company has accounted for the transaction as a combination of entities under common control and accordingly, recorded the merger at historical cost. The consolidated, historical financial statements have been appropriately restated.

The operations of the Company are to facilitate insurance claims by insured parties by representation on their behalf with the insurance companies.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis of accounting which recognizes revenues when earned, regardless of when received and expenses when incurred, regardless of when paid, which is in accordance with generally accepted accounting principles.

Interim Accounting

The un-audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. As such, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and these adjustments are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the financial statements for the year ended on December 31, 2007. The results of operations for the nine months ended Septmeber 30, 2008 are not necessarily indicative of the results for the full fiscal year ending December 31, 2008.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Principles of Consolidation

The consolidated financial statements include the accounts of AAA Public Adjusting Group Inc. and its wholly owned subsidiary Florida Claims Consultants, LLC. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

Net loss per share

Net income per share is computed by dividing the net income by the weighted average number of shares outstanding during the period. Net income per share, diluted, is not presented as no potentially dilutive securities are outstanding.

Income Taxes

In accordance with SFAS 109, deferred income taxes and benefits are provided for the results of operations of the Company. The tax effects of temporary differences and carry-forwards that give rise to significant portion of deferred tax assets and liabilities are recognized as appropriate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

AAA PUBLIC ADJUSTING GROUP, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

The company recognizes revenue when earned, regardless of when received and expenses when incurred, regardless of when paid, which is in accordance with generally accepted accounting principles.

Fair Value of Financial Instruments

The Company financial instruments include cash, accounts receivable, and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value.

Advertising.

Advertising costs, which are included in selling, general and administrative expenses, are expensed as costs are incurred. Advertising expenses for the nine months ending September 30, 2008 and 2007 were $ 10,814 and 106,420, respectively.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective periods. Depreciation is computed over the estimated useful lives of the related asset (from 5 - 7 years) using the straight-line method for financial statement purposes.

NOTE 2 -   PROPERTY AND EQUIPMENT - Continued

The following is a summary of property and equipment at September 30, 2008:

	2008
Office furniture & equipment	$ 26,270
Computer equipment	13,879
Leasehold improvements	2,469
Vehicles	125,167
Total equipment	167,785
Less accumulated depreciation	54,879
Net Property and Equipment	$ 112,906

Depreciation expense for the nine months ended September 30, 2008 and 2007 was $ 22,139 and $ 31,232, respectively.

NOTE 3 -   NOTES PAYABLE

Notes payable consist of the following:

	2008
Notes payable to financial institutions payable in monthly installments of $ 517 including interest at 9.79% to maturity of February 1, 2012. The note is collateralized by an automobile	$ 17,955
Notes payable to financial institutions payable in monthly installments of $ 740 including interest at 7.74% to maturity of May 13, 2014. The note is collateralized by an automobile	40,180
Notes payable to financial institutions payable in monthly installments of $ 759 including interest at 6.1% to maturity of May 1, 2013. The note is collateralized by an automobile	37,464

Total Notes Payable	$ 95,599

AAA PUBLIC ADJUSTING GROUP, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008

NOTE 3 -   **NOTES PAYABLE- Continued**

The future scheduled payments of notes payable are:

2008	$ 4,859
2009	18,026
2010	19,452
2011	20,996
2012 and on	32,266
	$ 95,599

NOTE 4 -   **LEASE COMMITMENTS**

The Company leases its office facilities under a lease from July 1, 2008 through July 31, 2010 for the Hollywood, Florida facility. Future rent payments are approximately $ 4,800 in 2008, $ 23,500 in 2009 and $14,000 in 2010.

The company also leases for $2,000 a month, an apartment from an officer and a major stockholder of the company under a lease commencing May 27 2008 through May 27, 2010. Future rent payments are approximately $ 6,000 in 2008, $ 24,000 in 2009 and $10,000 in 2010.

Total rent expense for the nine months ended September 30, 2008 and 2007 was $ 31,120 and $ 36,360 respectively.

NOTE 5 -   **CONCENTRATION OF RISK**

The Company had funds in excess of the $100,000 Federal Deposit Insurance Corporation (FDIC) insured limits. There is no concentration of risk regarding accounts receivable, as any single receivable is not material.

NOTE 6 - <u>**ACCOUNTS RECEIVABLE**</u>

Accounts receivable reflects funds due the company for its services. Balances at September 30, 2008 and December 31, 2007 were $90,782 and $269,076, respectively.

The reason for the decrease in receivables of $178,294 is two fold; firstly for lack of storm activity which decreases larger revenue fees and thus our receivables and secondly is that on Jan 1, 2008 we have stopped processing the entire insurance payment and now we just bill the insured our fee.

During the periods ending September 30, 2008, we have had no concentration of risk, as the accounts receivables is spread widely among hundreds of clients and the risk is also further reduced as we are named as a payee on all settlement checks paid by the carrier. Furthermore, insofar as to the insurance carriers, we normally do business with over 100 different carriers.

Allowances for doubtful accounts for the periods ended September 30, 2008 and December 31, 2007 were $8,992 and $11,232, respectively. These bad debt expenses are reflected within our statement of operations under "other general and administrative expenses." For the period ended September 30, 2008, we have 3 instances of doubtful accounts receivables, which total $8,992. They are comprised of 3 clients whom have defaulted. For the period ended December 31, 2007, we have had 5 instances of doubtful accounts receivables, which total $11,232; they are comprised of 5 clients whom have defaulted.

There are usually three main reasons for default; firstly when the client is in foreclosure, whereas the client has no funds to pay nor does the client wish to send the check for endorsement to the mortgage holder, second is when either we or the client has procession of the check but doesn't cash for lack of funds by the client to pay our fee, lastly is when the client cashed the check without our endorsement, this is known as "slamming."

In the event of foreclosure the fee will not go into collections until at least 90 days, for which we will have to wait until the foreclosure proceeding have completed in order to have the check reissued. In the event of the non-cashed check for lack of funds by the client, we wait until 30-45 days before collection proceedings, lastly when our check has been slammed; we wait 30 days before collection proceedings.

Our collections are handled by a third party legal firm, who charges a percentage of the recovered fee.

In the period ended December 31, 2007, we had 2 instances of Foreclosure, 1 instance of slamming and 2 of lack of funds. For the period ended September 30, 2008, we had 1 instance of foreclosure, 1 instance of a non-cashed check for lack of funds and 1 instance of slamming.

NOTE 7 - **INCOME TAXES**

Prior to the merger in October, 2007, the Company was taxed as a limited liability company. As such, income taxes and loss benefits were recognized individually by the limited liability members. For financial statement purposes, the reported provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate of 34% to the loss before income taxes as follows:

Federal income taxes at statutory rate	34 %
State tax rate, net of federal income tax	4
Valuation allowance	(38)
Effective income tax rate	0%

Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses. The Companys ability to utilize its net operating loss carry forward is uncertain and thus a valuation reserve has been provided.

NOTE 8 - **CAPITAL TRANSACTIONS**

On October 22, 2007, AAA Public Adjusting Group, Inc consummated an agreement with Florida Claims Consultants, LLC, pursuant to which Florida Claims Consultants, LLC, exchanged all of its Members interest for 4,000,000 shares of common stock of AAA Public Adjusting Group, Inc.

NOTE 8 -   CAPITAL TRANSACTIONS - continued

Pursuant to 504 of Regulation D of the Securities Act, the company sold 10,849 shares of restricted common stock for $ 59,995 in the last quarter of   2007 and   5,183 shares of restricted common stock in January 2008 for $ 28,662.

The Company is in the process of submitting a S-1 registration statement with the Securities and Exchange Commission to register for sale 16,032 shares of common stock to be sold by existing shareholders.

NOTE 9 -   RELATED PARTY CONSULTING FEES

Consulting Fees
For the nine months ending September 30, 2008 and 2007, the majority stockholders and officers of the company received consulting fees of $18,975 and $ 277,689, respectively.

Notes Payable
Unsecured promissory note, bearing interest at 12% and due on or before June 1, 2009.

NOTE 10-   NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statements No. 141 (revised 2007), *"Business Combinations"* ("FAS 141(R)") and No. 160, *"Non-controlling Interests in Consolidated Financial Statements"* ("FAS 160"). These standards aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of non-controlling interests in consolidated financial statements.   The provision of FAS 141 (R) and FAS 160 are effective for the fiscal year beginning after December 15, 2008.   The Company is currently evaluating the provisions for FAS 141 (R) and FAS 160.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). This was to clarify the application of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), for a market that is not active. This clarification did not have a material effect on our financial statements

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are authorized by our Bylaws to indemnify, agree to indemnify or obligate our company to advance or reimburse expenses incurred by our directors, officers, employees or agents in any proceeding as indicated in section 607.0850 of the Florida Statute, to the full extent of the laws of the State of Florida as now or hereafter exist.

A corporation shall have power to indemnify its director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. Management has agreed to pay all the costs and expenses of this offering. Selling Security Holders will pay no offering expenses.

Item	Expenses
SEC Registration Fee	$3.48
Legal - Consulting Fees and Expenses*	$35,500.00
Accounting Fees and Expenses*	$45,000.00
Printing and EDGARizing*	$500.00
State Taxes and fees*	$150.00
Total*	$81,153.48

* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

In October 22, 2007, we issued 2,000,000 shares of our common stock to one of our founders, Kevin Monahan, at par, per share, for an aggregate amount of $200.00. Also on October 22, 2007 we issued 2,000,000 of common stock to each Frederick Antonelli and Karl Bach, our other founders, an aggregate of 4,000,000, in a share exchange consisting of all membership interest of Florida Claims Consultants, LLC.

Between November 2007 and January 2008 we issued 16,032 share of our common stock at a price of $5.53 per share or aggregate cash proceeds of $88,656.96 to 28 investors, indicted in the table below, of which 7 persons were of accredited and 21 are non-accredited status. Approximately 35 investors were solicited and 28 of these people purchased AAA Public Adjusting Group common stock. The investors were business associates and friends. All solicitations were done by Frederick Antonelli and Karl Bach, two of our founders. Stock certificates contain a legend that evidences the securities have not been registered under the Act and therefore cannot be resold unless they are registered under the Act or unless an exemption from registration is available. See Exhibit 4 for a sample of the company common stock certificate.

Name	Shares	Amount Paid
Phil DiFabio	1,800	$9,954.00
Ronald Antonelli	905	$5,004.65
Jeannine Karklins	905	$5,004.65
Darryl Davis	1,809	$10,003.77
Hannelore Bach	3,618	$20,007.54
Debroah Coley	453	$2,505.09
Adrienne Andrzejewski-Rehm	453	$2,505.09
Patricia Bach	453	$2,505.09
Steven, Laurie Turner	453	$2,505.09
Lisbet Arencibia	453	$2,505.09
Patricia, Eugene Sampson	453	$2,505.09
S&K Appraisal Inc.	905	$5,004.65
Justin Davis	905	$5,004.65
Joseph Cuzzone	362	$2,001.86
Liane Lombardi-Hassan	453	$2,505.09
Cynthia Casale	100	$553.00
Christopher Lombardi	100	$553.00
Nicole Demario	100	$553.00
Allen Druze	100	$553.00
Wendy Navarro	100	$553.00
Allison Jara	100	$553.00
Carlos Eduardo Garcia	100	$553.00
Johnny Cardona	100	$553.00
James Lalewicz	100	$553.00
John Ross	100	$553.00
Courtney Oleary	452	$2,499.56
Leah Karklins	100	$553.00
Michael Karklins	100	$553.00

Our shares were issued in reliance on the exemptions from registration provided by Rule 504 of Regulation D and Section 4 (2) of the Securities Act (transactions by an issuer not involving any public offering). Each investor was provided with a detailed and specific business plan describing our operations of public adjusting. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was not made to anyone.

As a result, the offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not bear any relationship to assets, earnings, book value, or any other objective criteria of value. In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the offering price for the shares or the fairness of the offering price used for the shares.

EXHIBITS

Exhibit Number	Exhibit Description
3.1	Articles of Incorporation
3.2	By-Laws
4	Sample Stock Certificate
5	Legal Opinion "Validity of Common Stock"
23	Consent of Experts

UNDERTAKINGS

The Registrant undertakes:

1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant is registering securities under Rule 415 of the Securities Act and hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    (i)   Include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement

      (iii)   Include any additional or changed material information on the plan of distribution.

2.   That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

The undersigned Registrant hereby undertakes that:

4.   For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

      (i)   Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

      (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

      (iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

      (iv)   Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Since the small business issuer is subject to Rule 430C

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. Request for Acceleration of Effective Date. If the small business issuer (Registrant) requests acceleration of the effective date of this registration statement under Rule 461 under the Securities Act, it shall include the following:

"Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Hollywood, State of Florida on January 15, 2009.

AAA Public Adjusting Group, Inc.

/s/Frederick Antonelli
By: Frederick Antonelli, President, CEO, and Director
Date: January 15, 2009

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

/s/ Kevin Monahan
By: Kevin Monahan, CFO & Principal Financial Officer, COO, and Director
Date: January 15, 2009